UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-22319

CUSIP NUMBER: 14171A 10 1

(Check one):	[ X ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D
[	]Form N-SAR [	]Form N-CSR
For Period Ended: December 31, 2007
[	]Transition Report on Form 10-K
[	]Transition Report on Form 20-F
[	]Transition Report on Form 11-K
[	]Transition Report on Form 10-Q
[	]Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	CareGuide, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 4401 NW 124th Avenue
City, State and Zip Code	Coral Springs, FL, 33065

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to complete the required information and finalize the necessary documentation in connection with the audit of its financial statements in order to complete the filing within the prescribed period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Thomas L. Tran, Chief Financial Officer	954	796-3664
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [ X ] No [ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ X ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     CAREGUIDE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By: /s/ Thomas L. Tran

Statement Regarding Part IV, Question 3

The Company anticipates reporting a loss from continuing operations of $16.6 million on revenues of $22.2 million for the year ended December 31, 2007, compared with a loss from continuing operations of $606,000 on revenues of $41.3 million for the nine months ended December 31, 2006. Net loss for the year ended December 31, 2007 is anticipated to be $16.6 million, including income from discontinued operations of $54,000, compared with net income for the nine months ended December 31, 2006 of $69,000, including income from discontinued operations of $675,000.

The decline in total revenues to $22.2 million for the year ended December 31, 2007 from $41.3 million for the nine months ended December 31, 2006 is primarily attributable to the termination of risk-based contracts.  During the year ended December 31, 2007, the Company terminated all of its risk-based contracts, which caused revenues under these contracts to decline from $27.1 million during the nine months ended December 31, 2006 to $3.0 million for the year ended December 31, 2007.  This decline was partially offset by an increase in revenues from administrative services only and fee-based contracts from $14.3 million during the nine months ended December 31, 2006 to $19.2 million during the year ended December 31, 2007.

The anticipated revenue decline of $19.1 million described above was partially offset by a decrease of approximately $16.6 million in direct service costs associated with the risk-based contracts that terminated during the year ended December 31, 2007.  The remaining $14.2 million decrease in net income between the nine months ended December 31, 2006 and the year ended December 31, 2007 was primarily the result of a $7.5 million non-cash goodwill impairment charge taken during the fourth quarter of 2007 and an increase of $5.4 million in selling, general and administrative expenses, a portion of which was the result of restructuring charges taken during 2007.  Other contributing factors included a $1.1 million increase in depreciation and amortization, a $0.2 million decrease in interest income, a $0.2 million increase in interest expense and a $0.6 million decrease in income from discontinued operations, offset by a $0.8 million increase in the market value of securities held for trading and a $0.2 million decrease in income tax expense.  The Company's anticipated reported operating expenses, such as selling, general and administrative expense, depreciation and amortization expense and interest expense, for the year ended December 31, 2007 generally exceeded the reported operating expenses for the nine months ended December 31, 2006 as a result of the longer reporting period.